February 14, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eric Atallah and Lisa Vanjoske

Re:	Progenity, Inc.

Draft Registration Statement on Form S-1

Submitted December 19, 2019

Amendment No. 1 to Draft Registration Statement on Form S-1

CIK No. 0001580063

Ladies and Gentlemen:

On behalf of Progenity, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated January 15, 2020 (the “Comment Letter”), regarding the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on December 19, 2019. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses correspond to the page numbers of Amendment No. 1 to the draft Registration Statement (the “Amendment”), which is being confidentially submitted today.

Summary, page 2

1.	Please provide the source underlying the estimate in the final sentence of paragraph four regarding the size of the total addressable market for your preeclampsia test in the United States.

In response to the Staff’s comment, we have enclosed a synopsis of our calculations used to determine an estimated total addressable market for our preeclampsia test in the United States. We have also enclosed copies of the source materials used to calculate this estimate.

U.S. Securities and Exchange Commission

February 14, 2020

Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and Rule 418(b) under the Securities Act of 1933, as amended, the undersigned requests, on behalf of the Company, that the Staff destroy the source materials upon conclusion of the Staff’s review.

Precision Medicine for GI-Related Disorders, page 7

2.

Please revise your pipeline chart to include all completed, current and future stages of development and regulatory approval through which each product must pass. Discuss the anticipated FDA regulatory pathway for your precision medicines in development and, as applicable, similar foreign regulatory agencies.

In response to the Staff’s comment, the Company has revised the pipeline chart on pages 7 and 106 to include all completed, current and anticipated future stages of development and regulatory approval through which each product must pass. Additionally, the Company has revised its disclosure on pages 116 and 117 to include discussion of the anticipated FDA regulatory pathway for each of its precision medicine product candidates in development and, as applicable, similar foreign regulatory agency pathways.

3.

We note your statement at Drug Delivery System (DDS) describing DDS as “investigational drug/device combinations designed to deliver drug directly to the site of the disease in the GI tract in an effort to improve efficacy while limiting toxicities caused by systemic exposure.” Please revise your disclosure here and throughout the prospectus to eliminate any suggestion that your product candidates have been or ultimately will be determined safe and effective as such statements are determinations that only the FDA has the authority to make.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amendment to eliminate suggestions that its product candidates have been or will ultimately be determined safe or effective. The revised disclosures can be found on pages 7, 106, 116 and 117 of the Amendment.

4.	Please revise to identify your precision medicine product candidates by the designations you disclose at page 30, PGN-600, PGN-001, and PGN-300.

In response to the Staff’s comment, the Company has revised its disclosures on pages 7, 8 and 114 to identify its precision medicine product candidates by the designations disclosed on page 30 of the Registration Statement.

U.S. Securities and Exchange Commission

February 14, 2020

Risk Factors

Our Seventh amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery, page 69

5.

We note inconsistencies between your disclosures here concerning your exclusive forum provision, and those found at page 175 under “Exclusive Forum Selection Clause.” For example, disclosure here describes the selection of the Court of Chancery of the State of Delaware for certain claims, and the federal court located within the State of Delaware if the Court of Chancery does not have jurisdiction, however this federal court alternative is not reflected in the provision as described under “Exclusive Forum Selection Clause.” Please note that this is an example only.

In response to the Staff’s comment, the Company has revised its disclosure on pages 69, 70 and 178 of the Amendment, including to clarify that the exclusive forum provision in the Company’s Seventh Amended and Restated Certificate of Incorporation that will be effective upon the completion of the offering will provide for the selection of the Court of Chancery of the State of Delaware for certain claims, and the federal court located within the State of Delaware if the Court of Chancery does not have jurisdiction.

Use of Proceeds, page 73

6.

Please revise to disclose in greater detail the principal purposes for which the net proceeds are intended to be used with respect to your research and development pipeline. To the extent the net proceeds will be used to fund the clinical development of your product candidates for GI-related disorders, please revise to specify how far in the clinical development you expect to reach with the net proceeds. If a material amount of funds are necessary to complete their clinical development, please state the amounts and sources of other funds.

In response to the Staff’s comment, the Company has revised its disclosure on pages 11 and 74 of the Amendment.

Key Components of Our Results of Operations, page 83

7.

Please revise to disclose the material terms of the third party payor contracts entered into in January, 2020, representing an estimated approximately 100 million covered lives. Please file these contracts as exhibits to your registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully submits that the third-party payor contracts to which it is a party were made in the ordinary course of business within the meaning of Item 601(b)(10)(ii) of Regulation S-K. Furthermore, the Company is of the view that these agreements do not fall under any of the specific enumerated categories set forth in paragraphs (A) to (D) of Item 601(b)(10)(ii) of

U.S. Securities and Exchange Commission

February 14, 2020

Regulation S-K. In particular, the Company does not believe that its business is substantially dependent upon any one of these contracts with third-party payors. Therefore, the Company is of the view that, pursuant to Item 601(b)(10)(ii) of Regulation S-K, these agreements are not required to be filed.

New Product Development, page 83

8.	Given the early stages of your products identified for development, please revise to clarify in what sense your pipeline of new products and technologies is “substantial.”

In response to the Staff’s comment, the Company has revised its disclosure on page 84 of the Amendment.

9.

We note the reference in the final sentence to the achievement of “key milestones” as a key factor in evaluating your performance, but see no additional identification or discussion of the key milestones in your prospectus. Please advise or revise.

In response to the Staff’s comment, the Company has revised its disclosure on page 84 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 98

10.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

We acknowledge the Staff’s comment and will supplementally provide the requested information as soon as an estimated offering price or range is known.

Business, page 103

11.	Please disclose the current and necessary future stages of development and regulatory approvals, if any, for your epigenetics platform.

In response to the Staff’s comment, the Company has revised its disclosure on page 114 to disclose the current and necessary future stages of development and regulatory approvals for its epigenetics platform.

U.S. Securities and Exchange Commission

February 14, 2020

Our Research and Development Activities Molecular Tests, page 111

12.

We note your graphic includes Preparent 3rd Generation and Riscover 2nd Generation as “In Development,” but do not find any narrative disclosure regarding the steps completed with respect to such development. Please revise your graphic to detail the steps completed and remaining and add the appropriate narrative disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on page 112 to disclose the steps completed with respect to the development of Preparent 3rd Generation and Riscover 2nd Generation.

Intellectual Property, page 124

13.

Please revise to disclose when the latest to expire patent is currently scheduled to expire with respect to your Molecular Testing Technology Patent Portfolio, and your Precision Medicine Technology Patent Portfolio.

In response to the Staff’s comment, the Company has revised its disclosure on pages 126 and 127 of the Amendment.

Financial Statements Notes to Financial Statements

2. Basis of Presentation, page F-7

14.

We note that you have determined that Avero is a variable interest entity (“VIE”) and you are the primary beneficiary. Please disclose the applicable qualitative and quantitative information for the VIE as required by ASC 810-10-50-2AA(d), 50-3 and 50-5A.

In response to the Staff’s comment, the Company has revised its disclosures on pages F-14 through F-16 and F-41 through F-42 of the Amendment.

9. Stock Incentive Plan and Stock-based Compensation, page F-23

15.	Please direct us to the disclosure required by ASC 718-10-50-2d.1—The weighted-average grant-date fair value of equity options granted during the year or revise the disclosure as necessary.

In response to the Staff’s comment, the Company has revised its disclosures on pages F-27 and F-55 of the Amendment.

U.S. Securities and Exchange Commission

February 14, 2020

3. Revenue, page F-39

16.

Please disclose the opening and closing balances of your contract liabilities from your contracts with customers or tell us why you believe that disclosure is not necessary. Also explain the significant changes in your contracts asset and liability balances. Refer to ASC 606-10-50-8 and 50-10.

The Company’s understanding is that ASC 606 defines a contract asset as an entity’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Further, ASC 606 defines a contract liability as an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer.

The Company advises the Staff that the Company satisfies its performance obligations upon delivery of a test result and bills for the product. The Company records an accrual for reimbursement claims and settlements for estimated refunds of payments previously made by healthcare insurers, which represents a refund liability. In accordance with ASC 606-10-32-10, an entity shall recognize a refund liability if the entity receives consideration from a customer and expects to refund some or all of that consideration to the customer. The Company’s refund liability does not meet the definition of a contract liability, as at the time of billing there is no obligation to transfer goods or services in the future.

Additionally, rarely does the Company receive advance payments from its customers (payment before test results are delivered). Any amount of contract assets and liabilities of the Company are de minimis. Because those amounts are de minimis, it does not provide the disclosures required by ASC 606-10-50-8 and 50-10.

General

17.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We acknowledge the Staff’s comment and will supplementally provide the Staff with copies of all written communications used in reliance on Section 5(d) of the Securities Act.

If you have any questions regarding the Amendment or the responses set forth above, please do not hesitate to call me at (415) 393-8373.

U.S. Securities and Exchange Commission

February 14, 2020

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Harry Stylli, Progenity, Inc.

Eric d’Esparbes, Progenity, Inc.

Clarke Neumann, Progenity, Inc.

Michelle Hodges, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson Dunn & Crutcher LLP

B. Shayne Kennedy, Latham & Watkins LLP

Michael E. Sullivan, Latham & Watkins LLP

Chris G. Geissinger, Latham & Watkins LLP